

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 23, 2014

Via E-Mail
Mr. Timothy N. Tangredi
Chief Executive Officer
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

> **Re: Dais Analytic Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 10, 2014**
> **File No. 0-53554**

Dear Mr. Tangredi:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

General

1. File a form of preliminary proxy as required by Rule 14a-6(a) of Regulation 14A under the Exchange Act. Ensure that the form of preliminary proxy is marked clearly as "Preliminary Copy." See Rule 14a-6(e)(1) of Regulation 14A under the Exchange Act.

Director Independence, page 8

2. Disclosure in the first sentence that you have one independent director is inconsistent with disclosure in the second sentence that your independent directors are Messrs. Robert W.

Schwartz and Thomas E. Turner. Please reconcile the disclosures.

Executive Compensation, page 10

3. Provide the disclosure on shareholder approval of executive compensation required by Item 24 of Schedule 14A.

Proposal 3, page 17

4. It appears that you have combined multiple matters in proposal 3. Rule 14a-4(a)(3) under the Exchange Act requires that you identify clearly and impartially each separate matter upon which you intend to act whether or not related to or conditioned on the approval of other matters. Unbundle proposal 3 so that the increase in the number of authorized shares of common stock and the increase in the number of authorized shares of preferred stock are two separate proposals. If any proposals are mutually conditioned, so indicate. Additionally, disclose the effect of a negative vote on the related proposals.

Available Information, page 23

5. We note the forward incorporation language "any documents filed…after the date of this proxy statement and before the date of the Annual Meeting" in the third paragraph. Note D.1. of Schedule 14A requires that the proxy statement lists the documents or portions of documents incorporated by reference. Please revise to remove the implication of forward incorporation of any documents into the proxy statement.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director